Exhibit 99.1

UCLOUDLINK GROUP INC. Announces Unaudited Second Quarter 2026 Financial Results

Hong Kong, August 18, 2026 – UCLOUDLINK GROUP INC. (“UCLOUDLINK” or the “Company”) (NASDAQ: UCL), the world’s first and leading mobile data traffic sharing marketplace, today announced its unaudited financial results for the three months ended June 30, 2026.

Second Quarter 2026 Financial Highlights

●	Total revenues were US$18.2 million, representing a decrease of 5.9% from US$19.4 million in the second quarter of 2025.

●	Total revenues across different business lines were as follows:

●	GlocalMe MeowGo business: US$15.4 million, representing a decrease of 13.1% from US$17.9 million in the second quarter of 2025.

●	GlocalMe SIM business: US$1.3 million, representing an increase of 78.0% from US$0.7 million in the second quarter of 2025.

●	GlocalMe IoT business: US$0.8 million, representing an increase of 392.4% from US$0.2 million in the second quarter of 2025.

●	GlocalMe Life business: US$0.5 million, representing a decrease of 21.1% from US$0.6 million in the second quarter of 2025.

●	PetPhone business: US$0.2 million, representing an increase of 1,527.3% from US$0.01 million in the second quarter of 2025.

●	Gross profit was US$9.2 million, representing a decrease of 10.4% from US$10.2 million in the second quarter of 2025.

●	Loss from operations was US$2.9 million, compared to income from operations of US$0.8 million in the second quarter of 2025.

●	Net loss was US$3.0 million, compared to net income of US$0.7 million in the second quarter of 2025.

●	Adjusted net loss (non-GAAP) was US$2.3 million, compared to adjusted net income of US$0.5 million in the second quarter of 2025.

●	Adjusted EBITDA (non-GAAP) was negative US$1.8 million, compared to positive US$1.4 million in the second quarter of 2025.

Second Quarter 2026 Operational Highlights

●	Total data consumed in the second quarter through the Company’s platform was 46,641 terabytes (5,752 terabytes procured by the Company and 40,889 terabytes procured by our business partners), representing an increase of 2.6% from 45,441 terabytes in the second quarter of 2025.

●	Average daily active users (“DAU”) in the second quarter were 376,376, representing an increase of 13.3% from 332,323 in the second quarter of 2025.

●	Average DAU in the second quarter from GlocalMe IoT business was 57,859, representing an increase of 277.3% from 15,337 in the second quarter of 2025.

●	Average DAU in the second quarter from GlocalMe SIM business was 17,519, representing an increase of 132.0% from 7,552 in the second quarter of 2025.

●	Average DAU in the second quarter from GlocalMe Life business was 14,471, representing an increase of 801.6% from 1,605 in the second quarter of 2025.

●	Average DAU in the second quarter from PetPhone business was 1,519, representing an increase of 606.5% from 215 in the second quarter of 2025.

●	Average DAU in the second quarter from GlocalMe MeowGo business was 285,008, representing a decrease of 7.3% from 307,614 in the second quarter of 2025.

●	Average monthly active users (“MAU”) in the second quarter were 744,966, representing an increase of 6.6% from 698,862 in the second quarter of 2025.

●	Average MAU in the second quarter from GlocalMe IoT business was 90,431, representing an increase of 210.1% from 29,163 in the second quarter of 2025.

●	Average MAU in the second quarter from GlocalMe SIM business was 71,466, representing an increase of 53.8% from 46,481 in the second quarter of 2025.

●	Average MAU in the second quarter from GlocalMe Life business was 24,182, representing an increase of 599.7% from 3,456 in the second quarter of 2025.

●	Average MAU in the second quarter from PetPhone business was 1,845, representing an increase of 464.2% from 327 in the second quarter of 2025.

●	Average MAU in the second quarter from GlocalMe MeowGo business was 557,042, representing a decrease of 10.1% from 619,435 in the second quarter of 2025.

●	As a proportion of daily active terminals, 56.3% were from uCloudlink 1.0 international data connectivity services and 43.7% were from uCloudlink 2.0 local data connectivity services during the second quarter of 2026. Average daily data usage per terminal was 1.50 GB in June 2026.

●	Average daily active terminals (“DAT”) in the second quarter were 341,511 (12,763 owned by the Company and 328,748 not owned by the Company), representing an increase of 7.4% from 317,957 in the second quarter of 2025.

●	Average DAT in the second quarter from GlocalMe IoT business was 46,627, representing an increase of 441.5% from 8,610 in the second quarter of 2025.

●	Average DAT in the second quarter from GlocalMe SIM business was 8,535, representing an increase of 42.7% from 5,979 in the second quarter of 2025.

●	Average DAT in the second quarter from GlocalMe Life business was 12,129, representing an increase of 1,343.2% from 840 in the second quarter of 2025.

●	Average DAT in the second quarter from PetPhone business was 507, representing an increase of 672.9% from 66 in the second quarter of 2025.

●	Average DAT in the second quarter from GlocalMe MeowGo business was 273,713, representing a decrease of 9.5% from 302,462 in the second quarter of 2025.

●	Average monthly active terminals (“MAT”) in the second quarter were 706,382, representing an increase of 6.5% from 663,197 in the second quarter of 2025.

●	Average MAT in the second quarter from GlocalMe IoT business was 81,497, representing an increase of 93.6% from 42,095 in the second quarter of 2025.

●	Average MAT in the second quarter from GlocalMe SIM business was 57,214, representing an increase of 35.4% from 42,271 in the second quarter of 2025.

●	Average MAT in the second quarter from GlocalMe Life business was 23,043, representing an increase of 843.2% from 2,443 in the second quarter of 2025.

●	Average MAT in the second quarter from PetPhone business was 1,028, representing an increase of 441.1% from 190 in the second quarter of 2025.

●	Average MAT in the second quarter from GlocalMe MeowGo business was 543,600, representing a decrease of 5.7% from 576,198 in the second quarter of 2025.

●	As of June 30, 2026, the Company had served 3,250 business partners in 64 countries and regions. The Company had 212 patents with 184 approved and 28 pending approval, while the pool of SIM cards was from 398 MNOs globally as of June 30, 2026.

Executive Commentary

Mr. Chaohui Chen, Director and Chief Executive Officer of UCLOUDLINK, commented, “Our second quarter results mark a meaningful inflection point in our business. Total revenues for the quarter were US$18.2 million, reflecting the continued impact of macroeconomic headwinds, geopolitical tensions affecting outbound travel from China, and a significant surge in memory chip costs. Our uCloudlink 1.0 international data connectivity services remained under pressure from these factors. However, this impact has been increasingly offset by the rapid scaling of our uCloudlink 2.0 local data connectivity business, which delivered strong growth—particularly from GlocalMe IoT business. We expect this momentum to accelerate further in the third quarter.”

“Our three new growth engines - GlocalMe Life, GlocalMe SIM, and GlocalMe IoT - continued to gain meaningful traction during the quarter. Under GlocalMe IoT, our installed base expanded further, providing a solid foundation for continuous high revenue growth. User adoption is growing rapidly across key verticals as we further solidify our position in high-growth sectors including in-car infotainment and security cameras. Building on the ‘AI-powered + Social’ model we pioneered in the first quarter, we are now leveraging PetPhone’s hardware capabilities to build a dedicated pet AI agent that offers both practical pet care tools and engaging human-pet interactive experiences. This enriches the high-frequency use cases within PetPogo and strengthens user retention. We are also opening up our full suite of pet AI agents to third-party developers, connecting hardware, software, and external services to continuously expand the boundaries of the pet ecosystem. PetPhone continues to attract strong media attention, has earned multiple industry awards, and is seeing growing consumer interest and pre-order momentum. Customer education for a product this innovative will take some time, and we believe its value proposition will be clear to the broader market in the second half of the year. Our premium MeowGo G50 Max, the world’s leading Sky-to-Ground integrated mobile connectivity hub, generated strong sales in the short period of time since its debut last quarter. Its unique ability to deliver resilient connectivity through 5G/satellite integration, powered by our AI HyperConn® technology, has proven to be a critical differentiator in markets experiencing political turmoil. It has now established market leadership on several fronts, including the breadth of its country coverage, its strong sales performance in the premium MiFi segment, and its satellite emergency communication capabilities. This is enhancing our brand value and driving increased sales across our entire portfolio of mobile connectivity solutions.”

“We also achieved notable recognition during the quarter, winning the ‘Customer Impact Award’ at the MVNOs World Awards 2026 and being shortlisted for ‘Leading Consumer MVNO/Sub-Brand’, further validating our technological leadership and market positioning. Looking ahead, we remain focused on strengthening operational management and cost discipline, with a clear priority on improving cash flow. Together with the ongoing commercial progress of the PetPogo platform, the ramp-up of MeowGo G50 Max, and the continued expansion of GlocalMe IoT, we believe these efforts will position us to navigate the current market environment and emerge stronger. We remain committed to bridging the digital divides in cross-border connectivity as well as the emotional distance between people and their pets, while creating long-term value for our shareholders.”

Second Quarter 2026 Financial Results

Revenues

Total revenues were US$18.2 million, representing a decrease of 5.9% from US$19.4 million in the same period of 2025.

●	Revenues from services were US$13.3 million, representing a decrease of 9.2% from US$14.6 million in the same period of 2025, primarily attributable to a decrease in revenues from data connectivity services.

●	Revenues from data connectivity services were US$10.2 million, representing a decrease of 10.7% from US$11.5 million in the same period of 2025. The decrease was primarily attributable to a decrease in revenues from international data connectivity services to US$8.2 million in the second quarter of 2026 from US$10.0 million in the same period of 2025, primarily due to the decline in outbound travelers from China, against the backdrop of a volatile and tense international situation, which was partially offset by an increase in revenues from local data connectivity services to US$2.0 million in the second quarter of 2026 from US$1.5 million in the same period of 2025, as a result of the continued development of GlocalMe IoT business.

●	Revenues from PaaS and SaaS services were US$2.5 million, representing a decrease of 6.3% from US$2.6 million in the same period of 2025.

●	Revenues from sales of products were US$4.9 million, representing an increase of 4.2% from US$4.8 million in the same period of 2025.

●	Geographic Distribution

During the second quarter of 2026, as a percentage of our total revenues, Japan contributed 36.0%, mainland China contributed 30.3%, North America contributed 13.5%, and other countries and regions contributed the remaining 20.2%, compared to 33.6%, 33.2%, 15.3% and 17.9%, respectively, in the same period of 2025.

Cost of Revenues

Cost of revenues was US$9.0 million, representing a decrease of 0.8% from US$9.2 million in the same period of 2025.

●	Cost of services was US$5.4 million, representing a decrease of 14.3% from US$6.3 million in the same period of 2025. The decrease was in line with the decrease in revenues from services.

●	Cost of products sold was US$3.6 million, representing an increase of 29.9% from US$2.9 million in the same period of 2025. The increase was primarily driven by industry-wide price increases for supply chain components, particularly global memory chips.

Gross Profit

Overall gross profit was US$9.2 million, compared to US$10.2 million in the same period of 2025. Overall gross margin was 50.2% in the second quarter of 2026, compared to 52.8% in the same period of 2025.

Gross profit on services was US$7.9 million, compared to US$8.3 million in the same period of 2025. Gross margin on services was 59.1% in the second quarter of 2026, compared to 56.6% in the same period of 2025.

Gross profit on sales of products was US$1.3 million, compared to US$1.9 million in the same period of 2025. Gross margin on sales of products was 26.5% in the second quarter of 2026, compared to 41.0% in the same period of 2025.

Operating Expenses

Total operating expenses were US$11.6 million, compared to US$10.4 million in the same period of 2025.

●	Research and development expenses were US$2.0 million, representing an increase of 29.8% from US$1.6 million in the same period of 2025. The increase was primarily due to an increase of US$0.3 million in staff costs.

●	Sales and marketing expenses were US$6.7 million, representing an increase of 20.9% from US$5.5 million in the same period of 2025. The increase was primarily due to increases of US$0.7 million in promotion fees, US$0.2 million in staff costs, and US$0.1 million in operating lease payments.

●	General and administrative expenses were US$2.9 million, representing a decrease of 12.5% from US$3.3 million in the same period of 2025. The decrease was primarily due to decreases of US$0.3 million in staff costs, US$0.2 million in share-based compensation expenses, and US$0.1 million in bad debt provisions, which were partially offset by an increase of US$0.2 million in cloud infrastructure services.

(Loss)/Income from Operations

Loss from operations was US$2.9 million, compared to income from operations of US$0.8 million in the same period of 2025.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA (Non-GAAP), which excludes the impact of share-based compensation, fair value gain/loss in other investments, share of profit/loss in equity method investment, net of tax, interest expense, income tax expenses and depreciation and amortization, was negative US$1.8 million, compared to positive US$1.4 million in the same period of 2025.

Net Interest Expenses

Net interest expenses were US$0.1 million, compared to US$0.03 million in the same period of 2025.

Net (Loss)/Income

Net loss was US$3.0 million, compared to net income of US$0.7 million in the same period of 2025.

Adjusted Net (Loss)/Income (Non-GAAP)

Adjusted net loss, which excludes the impact of share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax, was US$2.3 million, compared to adjusted net income of US$0.5 million in the same period of 2025.

Basic and Diluted (Loss)/Earnings per ADS

Basic and diluted loss per ADS attributable to ordinary shareholders were US$0.08 in the second quarter of 2026, compared to basic and diluted earnings per ADS of US$0.02 in the same period of 2025.

Cash and Cash Equivalents

As of June 30, 2026, the Company had cash and cash equivalents of US$25.2 million, compared to US$28.0 million as of March 31, 2026. The decrease was primarily attributable to the net outflow of US$3.0 million from operations.

Capital Expenditures (“CAPEX”)

Capital expenditures were US$0.04 million, compared to US$0.2 million in the same period of 2025.

Business Development

In August 2026, the Company completed the sale of its entire equity interest in Beijing Huaxianglianxin Technology Company, a company listed on the National Equities Exchange and Quotations (NEEQ) in China, through a series of block trades. The sale generated cash proceeds of approximately RMB11.4 million, representing a gain of approximately RMB2.9 million over the Company’s initial investment cost of approximately RMB8.5 million. Following the transaction, the Company no longer holds any equity interest in Beijing Huaxianglianxin Technology Company.

Additionally, building on the robust momentum of the Company’s GlocalMe IoT business, Mr. Wen Gao has been appointed as General Manager of Shenzhen Yulian Cloud Technology Co., Ltd., a wholly-owned subsidiary of the Company, effective August 17, 2026. In this role, Mr. Gao will focus on driving the expansion of the Company’s IoT solution ecosystem and enhancing its operational agility to accelerate business growth, in line with the Company’s strategic objective of strengthening its presence in the IoT sector. To devote his primary focus and effort to this critical operational role, Mr. Gao ceased to serve as Chief Strategy Officer of the Company upon this appointment.

Business Outlook

For the third quarter of 2026, UCLOUDLINK expects total revenues to be between US$19.0 million and US$22.0 million, representing a decrease of 10.4% to an increase of 3.8% compared to the same period of 2025.

The Company currently expects total revenues for the full year of 2026 to be in the range of US$75 million to US$85 million, compared with the range of US$85 million to US$100 million previously announced. The Company is revising its guidance in light of the persistent macroeconomic challenges and global trade headwinds, which have had and may continue to have a broader impact across industries.

The estimates above constitute forward-looking information and are based on the Company’s current expectations and assumptions of market and operating conditions and customer demand. These estimates are therefore subject to risks and uncertainties, including possible adjustments to preliminary financial results, and are not guarantees of future performance and may differ materially from actual results.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents, adjusted net income/(loss) and adjusted EBITDA, as supplemental measures for the review and assessment of the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted net income/(loss) is defined as net income/(loss) excluding share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax. Adjusted EBITDA is defined as net income/(loss) excluding share-based compensation, fair value gain/loss in other investments, share of profit/loss in equity method investment, net of tax, interest expense, income tax expenses and depreciation and amortization.

The Company believes that adjusted net income/(loss) and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in income/(loss) from operations and net income/(loss). The Company believes that adjusted net income/(loss) and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non- GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net income/(loss) and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax, have been and may continue to be incurred in the Company’s business and are not reflected in the presentation of adjusted net income/(loss). Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

UCLOUDLINK will hold a conference call at 8:30 a.m. Eastern Time on Tuesday, August 18, 2026 (8:30 p.m. Hong Kong Time on the same day) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

International:	+61-7-3145-4010
US/Canada (Toll Free):	1-855-881-1339
UK (Toll Free):	0-800-051-8245
Mainland China (Toll Free):	4001-200-659
Hong Kong (Toll Free):	800-966-806
Singapore (Toll Free):	800-101-2785

Participants should dial in at least 10 minutes before the scheduled start time and ask to be connected to the call for “UCLOUDLINK GROUP INC.”

Additionally, a live and archived webcast of the conference call will be available at https://ir.ucloudlink.com.

A telephone replay will be available one hour after the end of the conference until August 26, 2026 by dialing:

US/Canada (Toll Free):	1-855-883-1031
International:	+61-7-3107-6325
Replay Passcode:	10053729

About UCLOUDLINK GROUP INC.

UCLOUDLINK is the world’s first and leading mobile data traffic sharing marketplace, pioneering the sharing economy business model for the telecommunications industry. The Company’s products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, mobile virtual network operators (MVNOs) and mobile network operators (MNOs). Leveraging its innovative cloud SIM technology and architecture, the Company has redefined the mobile data connectivity experience by allowing users to gain access to mobile data traffic allowance shared by network operators on its marketplace, while providing reliable connectivity, high speeds and competitive pricing.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the financial guidance and quotations from management in this announcement, as well as UCLOUDLINK’s strategic and operational plans, contain forward-looking statements. UCLOUDLINK may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about UCLOUDLINK’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UCLOUDLINK’s strategies; UCLOUDLINK’s future business development, financial condition and results of operations; UCLOUDLINK’s ability to increase its user base and usage of its mobile data connectivity services, and improve operational efficiency; competition in the global mobile data connectivity service industry; changes in UCLOUDLINK’s revenues, costs or expenditures; governmental policies and regulations relating to the global mobile data connectivity service industry, general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and UCLOUDLINK undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

UCLOUDLINK GROUP INC.
Daniel Gao
Tel: +852-2180-6111
E-mail: ir@ucloudlink.com

Investor Relations:
Christensen Advisory
Christian Arnell, Managing Director
Tel: +852-2117-0861
E-mail: ucloudlink@christensencomms.com

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of US$, except for share and per share data)

	As of December 31,	As of June 30,
	2025	2026
ASSETS
Current assets
Cash and cash equivalents	32,831	25,196
Accounts receivable, net	4,436	6,198
Inventories	4,378	3,994
Prepayments and other current assets	4,574	6,259
Other investments	13,346	12,189
Amounts due from related parties	1,697	1
Total current assets	61,262	53,837
Non-current assets
Prepayments	43	63
Long-term investments	2,044	2,106
Property and equipment, net	2,224	1,300
Right-of-use assets, net	1,745	2,634
Intangible assets, net	511	463
Total non-current assets	6,567	6,566
TOTAL ASSETS	67,829	60,403

LIABILITIES
Current liabilities
Short term borrowings	5,549	9,458
Current portion of long-term bank loans	68	70
Accrued expenses and other liabilities	19,343	17,485
Accounts payable	7,193	3,914
Amounts due to related parties	-	126
Contract liabilities	3,425	2,051
Operating lease liabilities	1,189	1,078
Total current liabilities	36,767	34,182
Non-current liabilities
Long term borrowings	1,622	1,639
Operating lease liabilities	574	1,548
Other non-current liabilities	58	26
Total non-current liabilities	2,254	3,213
TOTAL LIABILITIES	39,021	37,395

SHAREHOLDERS’ EQUITY
Class A ordinary shares	13	13
Class B ordinary shares	6	6
Additional paid-in capital	242,421	242,785
Accumulated other comprehensive income	2,075	2,388
Accumulated losses	(215,707)	(222,184)
TOTAL SHAREHOLDERS’ EQUITY	28,808	23,008
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	67,829	60,403

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In thousands of US$, except for share and per share data)

	For the three months ended		For the six months ended
	June 30, 2025	June 30, 2026	June 30, 2025	June 30, 2026
Revenues	19,376	18,234	38,125	35,093
Revenues from services	14,629	13,288	28,828	26,588
Sales of products	4,747	4,946	9,297	8,505
Cost of revenues	(9,147)	(9,073)	(18,206)	(17,659)
Cost of services	(6,347)	(5,437)	(12,417)	(11,492)
Cost of products sold	(2,800)	(3,636)	(5,789)	(6,167)
Gross profit	10,229	9,161	19,919	17,434
Research and development expenses	(1,566)	(2,032)	(2,965)	(3,660)
Sales and marketing expenses	(5,503)	(6,651)	(11,196)	(13,038)
General and administrative expenses	(3,363)	(2,942)	(6,503)	(5,874)
Other income/(expense), net	1,011	(430)	1,081	(1,225)
Income/(loss) from operations	808	(2,894)	336	(6,363)
Interest income	31	3	36	6
Interest expenses	(59)	(81)	(116)	(137)
Income/(loss) before income tax	780	(2,972)	256	(6,494)
Income tax expense	(95)	(10)	(182)	21
Share of loss in equity method investment, net of tax	(7)	(2)	(10)	(4)
Net income/(loss)	678	(2,984)	64	(6,477)
Attributable to:
Equity holders of the Company	678	(2,984)	64	(6,477)

Earnings/(loss) per share for Class A and Class B ordinary shares
Basic	0.00	(0.01)	0.00	(0.02)
Diluted	0.00	(0.01)	0.00	(0.02)

Earnings/(loss) per ADS (10 Class A shares equal to 1 ADS)
Basic	0.02	(0.08)	0.00	(0.17)
Diluted	0.02	(0.08)	0.00	(0.17)

Shares used in earnings/(loss) per Class A and Class B ordinary share computation:
Basic	377,175,245	381,933,784	376,711,468	381,372,062
Diluted	377,175,245	381,933,784	376,711,468	381,372,062

Net income/(loss)	678	(2,984)	64	(6,477)
Other comprehensive income/(loss), net of tax
Foreign currency translation adjustment	70	78	58	313
Total comprehensive income/(loss)	748	(2,906)	122	(6,164)

UCLOUDLINK GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US$)

	For the three months ended		For the six months ended
	June 30, 2025	June 30, 2026	June 30, 2025	June 30, 2026
Net cash used in operating activities	(877)	(3,021)	(641)	(11,709)
Net cash (used in)/generated from investing activities	(150)	(3)	(500)	11
Net cash generated from financing activities	-	-	976	3,629
Decrease in cash and cash equivalents	(1,027)	(3,024)	(165)	(8,069)
Cash and cash equivalents at beginning of the period	31,075	27,998	30,057	32,831
Effect of exchange rates on cash and cash equivalents	156	222	312	434
Cash and cash equivalents at end of the period	30,204	25,196	30,204	25,196

UCLOUDLINK GROUP INC.

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands of US$)

	For the three months ended		For the six months ended
	June 30, 2025	June 30, 2026	June 30, 2025	June 30, 2026
Reconciliation of Net Income/(Loss) to Adjusted Net Income/(Loss)
Net income/(loss)	678	(2,984)	64	(6,477)
Add: share-based compensation	380	168	709	364
fair value (gain)/loss in other investments	(579)	504	150	1,157
Less: share of loss in equity method investment, net of tax	7	2	10	4
Adjusted net income/(loss)	486	(2,310)	933	(4,952)

	For the three months ended		For the six months ended
	June 30, 2025	June 30, 2026	June 30, 2025	June 30, 2026
Reconciliation of Net Income/(Loss) to Adjusted EBITDA
Net income/(loss)	678	(2,984)	64	(6,477)
Add:
Interest expense	59	81	116	137
Income tax expense	95	10	182	(21)
Depreciation and amortization	738	451	1,511	1,075
EBITDA	1,570	(2,442)	1,873	(5,286)
Add: share-based compensation	380	168	709	364
fair value (gain)/loss in other investments	(579)	504	150	1,157
Less: share of loss in equity method investment, net of tax	7	2	10	4
Adjusted EBITDA	1,378	(1,768)	2,742	(3,761)